SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
FORM 12b-25

NOTIFICATION OF LATE FILING

FORM 10-Q
FOR PERIOD ENDED MARCH 31, 2002


PART I  	REGISTRANT INFORMATION

Full Name of Registrant		HOLIDAY-GULF HOMES, INC.

State or Jurisdiction of
Incorporation or
organization			Minnesota

IRS EIN			41-0916277

Address			4804 Mile Stretch Drive, Holiday, Florida  34690

Registrant Telephone #	(727) 937-3293

PART II  	RULES 12b-25(b) AND (c)

The registrant could not file Form 10-Q without unreasonable effort or expense and hereby seeks relief pursuant to Rule 12b-25(b).

The reasons are described herein at Part III and an accountant's statement is attached as required by Rule 12b-25(c).


PART III	NARRATIVE

The accounting firm of Purvis, Gray and Company requires additional time to ascertain the status of the Parent Corporation within its domicile State of Minnesota.

See Exhibit 1 from Purvis, Gray and Company.

The Form 10-K will be filed by May 20, 2002.






PART IV	OTHER INFORMATION

Name of person to contact in regard to this notification	Linda Emerick,
President
Phone Number						317-729-5805

All other required SEC reports have been filed during the preceding 12 months.

It is NOT anticipated that any significant change in the results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report.





Holiday-Gulf Homes, Inc.


Date		May 15, 2002	By 	    \Linda Emerick\Signature on file
						Linda Emerick, President and CEO

























LetterHead of Purvis, Gray and Company, C.P.A.'s Ocala, Florida




May 15, 2002
Securities and Exchange Commission
Dear Sirs,
Additional time is required to ascertain the status of the Parent corporation within its domicile State of Minnesota.


\S. Todd McMullen, C.P.A.\Signature on File
S. Todd McMullen, C.P.A., Audit Manager
Purvis, Gray and Company, C.P.A.'s